UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2005

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On December 14, 2005, the Company issued a press release announcing its second quarter of fiscal 2006 financial results . A copy of the press release is attached as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

By:	/s/ ARTHUR TSUI
Arthur Tsui Chief Financial Officer

Date: December 14, 2005

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INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated December 14, 2005, announcing its second quarter of fiscal 2006 financial results.

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Exhibit 99.1

ASAT Holdings Limited Reports Second Quarter

Fiscal 2006 Financial Results

HONG KONG and PLEASANTON, Calif., – December 14, 2005 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for its second quarter of fiscal 2006, ended October 31, 2005.

Net revenue in the second quarter of fiscal 2006 was $42.6 million, compared with net revenue of $41.9 million in the first quarter of fiscal 2006.

Net loss in the second quarter of fiscal 2006 was $9.7 million, or a loss of $0.07 per American Depository Share (ADS). This compares with a net loss of $9.7 million, or a loss of $0.07 per ADS for the first quarter of fiscal 2006. Second quarter net loss includes a charge of $1.3 million, which was primarily associated with severance costs related to the move of the Company’s manufacturing to China and a corporate reorganization. There were no significant charges in the first quarter of fiscal 2006.

“We achieved approximately 45 percent revenue growth in our China facility in the second quarter,” said Robert J. Gange, president and CEO of ASAT Holdings Limited. “Revenue from China increased to 38 percent of total revenue in the second quarter, compared with 26 percent of total revenue in the first quarter. In addition, because of the low-cost structure in China, gross margin improved more than 700 basis points over the first quarter.

“In the second quarter, we completed the expansion phase of our China facility and commenced pre-production activities. We will continue to bring more production capacity online in China and expect the percentage of total revenue from China will accelerate over the remainder of our fiscal year,” said Mr. Gange. “During this transition period, we will have significant redundancy in our manufacturing expenses as we continue to operate both our Hong Kong and China facilities. We expect this redundancy will continue to decline during the first half of calendar 2006 as we move manufacturing out of Hong Kong, which should translate in better margin results.”

“We recently strengthened our balance sheet with the closing of $30 million in financing, which included $15 million through the sale of convertible preferred shares and a $15 million credit facility that we have yet to draw upon,” said Arthur C. Tsui, chief financial officer of ASAT Holdings Limited. “This additional funding should provide us with the capital needed to complete the transition of our manufacturing to China by the middle of calendar 2006.”

Additional Second Quarter Results

•	Net revenue for assembly was $39.3 million

ASAT Holdings Limited Reports Second Quarter Fiscal 2006 Financial Results

•	Net revenue for test was $3.3 million

•	Capital expenditures were $4.3 million

•	Cash at the end of the second quarter was $23.6 million

Recent Board of Directors and Management Appointments

On November 11, 2005, the Company’s board of directors elected Glen G. Possley as an independent member to the ASAT Holdings Limited board. Dr. Possley replaced Don Beadle who resigned from the board in July. Dr. Possley, a semiconductor industry veteran with more than 30 years experience, is currently a managing general partner of Glen-Ore Associates, a consulting enterprise focused on the semiconductor industry. Prior to Glen-Ore Associates, Dr. Possley served as an associate consultant at N-Able Group. Previously, Dr. Possley was president of SubMicron Technology, PCL, a semiconductor wafer manufacturing company. Dr. Possley has also held senior-level management positions at leading semiconductor companies, including Ramtron International, Sandisk, Inc., Philips Semiconductor, Inc., United Technologies Mostek, Motorola, Inc., Texas Instruments, Inc., Fairchild Camera and Instrument Corp., and the semiconductor division of General Electric Corp. Dr. Possley currently serves as a director and member of the audit committee for Novellus Systems, Inc., and as a director, chairman of the Corporate Governance and Nominating Committee, and a member of the audit and compensation committees for Catalyst Semiconductor, Inc. Dr. Possley holds a bachelor’s degree in mathematics from Western Illinois University and a Ph.D. in physical chemistry from the University of Kentucky.

On December 5, 2005, ASAT announced the appointment of Alan Dworak as senior vice president of worldwide sales. Mr. Dworak joined ASAT in 2003 as managing director for ASAT (S) Pte. Ltd. in Singapore. In 2005, Mr. Dworak was appointed managing director for ASAT GmbH in Germany. During his tenure with ASAT, Mr. Dworak has been responsible for business development and general management for sales, customer service and engineering in the Southeast Asia, Europe and Middle East regions. Prior to joining ASAT, Mr. Dworak spent more than 20 years in senior-level sales and management positions for many semiconductor related companies. Mr. Dworak replaced Jay Nunez who resigned to pursue other career opportunities.

Third Quarter Fiscal 2006 Outlook and Guidance

For the third quarter of fiscal 2006, ending January 31, 2006, the Company expects revenue to increase approximately 5 percent to 10 percent over the second quarter.

Conference Call and Webcast

ASAT Holdings Limited is scheduled to hold a conference call to discuss the financial results and other financial matters in its second quarter of fiscal 2006 today at 8:30 a.m. ET/5:30 a.m. PT. To access the call, dial (973) 582-2749. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com. A replay of the call will be available until December 21, 2005. To access the replay, dial (973) 341-3080. The passcode is 6731897.

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ASAT Holdings Limited Reports Second Quarter Fiscal 2006 Financial Results

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor assembly, test and package design services. With 17 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance fine pitch ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. The Company has locations in the United States, Asia and Europe. ASAT Inc. is a wholly owned subsidiary of ASAT Holdings Limited and the exclusive representative of its services in North America.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues in the current fiscal quarter, trends in production levels in China, and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, the need for additional funding and the risk that the shareholder financing may not be obtained, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on August 2, 2005. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Robert Gange

President and CEO

ASAT	Holdings Limited

ir@asat.com

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

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ASAT Holdings Limited Reports Second Quarter Fiscal 2006 Financial Results

Revenue Breakdown by Market Segment

	Three Months Ended
Market Segment	October 31, 2005 % of Net Revenues	July 31, 2005 % of Net Revenues
	(Unaudited)
Communications	49	48
Automotive/Industrial & Other	25	34
Consumer	12	6
PC/Computing	14	12

Revenue Breakdown by Region

	Three Months Ended
Region	October 31, 2005 % of Net Revenues	July 31, 2005 % of Net Revenues
	(Unaudited)
United States	78	77
Europe	9	9
Asia	13	14

Revenue Breakdown by Customer Type

	Three Months Ended
Customer Type	October 31, 2005 % of Net Revenues	July 31, 2005 % of Net Revenues
	(Unaudited)
Fabless	65	54
IDM	35	46

Summary financial data follows

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ASAT Holdings Limited

Consolidated Statements of Operations

(USD in thousands, except ADS and share data)

For the three months ended October 31, 2005, July 31, 2005 and October 31, 2004 and

for the six months ended October 31, 2005 and 2004

	Three Months Ended			Six Months Ended
	October 31, 2005 (Unaudited)	July 31, 2005 (Unaudited)	October 31, 2004 (Unaudited)	October 31, 2005 (Unaudited)	October 31, 2004 (Unaudited)
Net Sales	42,647	41,900	47,527	84,547	103,076

Cost of sales (Note A)	38,643	41,016	45,237	79,659	94,022

Gross profit	4,004	884	2,290	4,888	9,054

Operating expenses:
Selling, general and administrative (Note B)	7,528	6,056	6,646	13,584	13,365
Research and development	1,083	1,209	1,128	2,292	2,332
Reorganization expenses (Note C)	1,319	—	713	1,319	713

Total operating expenses	9,930	7,265	8,487	17,195	16,410

Loss from operations	(5,926)	(6,381)	(6,197)	(12,307)	(7,356)
Other income, net	89	490	181	579	232
Interest expense:
- amortization of deferred charges	(252)	(252)	(231)	(504)	(466)
- third parties	(3,597)	(3,600)	(3,468)	(7,197)	(6,937)

Loss before income taxes	(9,686)	(9,743)	(9,715)	(19,429)	(14,527)
Income tax expense	(5)	(5)	—	(10)	(5)

Net loss	(9,691)	(9,748)	(9,715)	(19,439)	(14,532)

Net loss per ADS:
Basic and diluted:
Net loss	$(0.07)	$(0.07)	$(0.07)	$(0.14)	$(0.11)

Basic and diluted weighted average number of ADS outstanding	135,756,955	135,725,131	135,578,522	135,741,043	135,541,265

Net loss per ordinary share:

Basic and diluted:
Net loss	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.02)

Basic and diluted weighted average number of ordinary shares outstanding	678,784,775	678,625,655	677,892,610	678,705,215	677,706,325

Note A:	Includes $219, $176 and $664 inventory write-down for the three months ended October 31, 2005, July 31, 2005 and October 31, 2004, respectively Includes $395 and $1,342 inventory write-down for the six months ended October 31, 2005 and 2004, respectively.

Note B:	Includes $1,609 pre-production expenses related to the expansion phase of the Company’s China facility in the three months and six months ended October 31, 2005.

Note C:	Includes $1,319 charge associated with the move of the Company’s manufacturing to China and a corporate reorganization in the three months and six months ended October 31, 2005. Includes $713 charge associated with a headcount reduction of approximately 140 workers primarily in the Company’s Hong Kong operations in the three months and six months ended October 31, 2004.

ASAT Holdings Limited

Consolidated Balance Sheets

(USD in thousands)

As at October 31, 2005, April 30, 2004 and October 31, 2004

	October 31, 2005 (Unaudited)	July 31, 2005 (Unaudited)	October 31, 2004 (Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	23,611	19,147	45,245
Accounts receivable, net	22,027	19,285	19,931
Inventories	18,770	17,706	18,119
Prepaid expenses and other current assets	8,896	8,070	6,498

Total current assets	73,304	64,208	89,793

Property, plant and equipment, net (Note D)	104,491	90,238	109,844
Deferred charges, net	8,046	6,045	5,762
Other non-current asset	2,244	2,304	1,659

Total assets	188,085	162,795	207,058

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY

Current liabilities:
Short-term bank loan	—	1,232	—
Accounts payable	38,474	28,711	24,719
Accrued liabilities	18,013	12,410	12,891
Current portion of capital lease obligations	2,138	2,097	—

Total current liabilities	58,625	44,450	37,610

Accounts payable, net of current portion	5,496	—	—
9.25% senior notes due 2011	150,000	150,000	150,000
Capital lease obligations, net of current portion	3,243	3,639	—

Total liabilities	217,364	198,089	187,610

Series A Redeemable Convertible Preferred Shares	12,232	—	—

Shareholders’ (deficit) equity:

Common stock	6,860	6,857	6,849
Less: Repurchase of shares at par	(71)	(71)	(71)
Additional paid-in capital	235,291	231,889	231,278
Deferred stock-based compensation	(177)	(250)	(617)
Accumulated other comprehensive loss	(254)	(250)	(163)
Accumulated deficits	(283,160)	(273,469)	(217,828)

Total shareholders’ (deficit) equity	(41,511)	(35,294)	19,448

Total liabilities and shareholders’ (deficit) equity	188,085	162,795	207,058

Note D:	Includes equipment leased under capital leases with a cost of $5,665 less accumulated depreciation of $1,246 and $880, after impairment charge, as of October 31, 2005 and July 31, 2005, respectively. No equipment was held under capital lease as of October 31, 2004.

Depreciation is provided on a straight-line basis over the term of the leases.

ASAT Holdings Limited

Consolidated Statements of Cash Flows

(USD in thousands)

For the three months October 31, 2005, July 31, 2005 and October 31, 2004 and

for the six months ended October 31, 2005 and 2004

	Three Months Ended			Six Months Ended
	October 31, 2005 (Unaudited)	July 31, 2005 (Unaudited)	October 31, 2004 (Unaudited)	October 31, 2005 (Unaudited)	October 31, 2004 (Unaudited)
Operating activities:
Net loss	(9,691)	(9,748)	(9,715)	(19,439)	(14,532)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	6,590	6,914	7,543	13,504	14,571
Deferred charges	252	252	231	504	466
(Gain) Loss on disposal of property, plant and equipment	(2)	1	2	(1)	122
(Reversal) Amortization of stock-based compensation	(8)	(76)	64	(84)	126

Changes in operating assets and liabilities:
Accounts receivable, net	(2,742)	(1,605)	4,679	(4,347)	6,493
Inventories	(903)	291	1,937	(612)	3,192
Prepaid expenses and other current assets	(826)	(915)	455	(1,741)	(800)
Other non-current assets	60	642	(1,659)	702	(1,659)
Accounts payable	(1,400)	4,793	(3,199)	3,393	(6,134)
Accrued liabilities	5,603	(5,374)	4,588	229	851

Net cash (used in) provided by operating activities	(3,067)	(4,825)	4,926	(7,892)	2,696

Investing activities:
Proceeds from disposal of property, plant and equipment	2	—	—	2	—
Acquisition of property, plant and equipment	(4,345)	(5,696)	(14,720)	(10,041)	(20,033)

Net cash used in investing activities	(4,343)	(5,696)	(14,720)	(10,039)	(20,033)

Financing activities:
Repayment of short-term bank loan	(1,232)	(2,995)	—	(4,227)	—
Proceeds from stock options exercised	26	20	3	46	180
Proceeds from issuance of Series A Redeemable Convertible Preferred Shares	15,000	—	—	15,000	—
Payment of debt issuance costs	—	—	(5)	—	(100)
Payment of financing costs	(1,561)	—	—	(1,561)	—
Repayment of capital lease obligations	(355)	(58)	—	(413)	—

Net cash provided by (used in) financing activities	11,878	(3,033)	(2)	8,845	80

Net increase (decrease) in cash and cash equivalents	4,468	(13,554)	(9,796)	(9,086)	(17,257)
Cash and cash equivalents at beginning of period	19,147	32,717	55,123	32,717	62,610
Effects of foreign exchange rates change	(4)	(16)	(82)	(20)	(108)

Cash and cash equivalents at end of period	23,611	19,147	45,245	23,611	45,245

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	126	7,002	—	7,128	7,130
Income taxes	—	624	—	624	5